UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

MOLECULAR DEVICES CORPORATION
(Name of Subject Company)
MOLECULAR DEVICES CORPORATION
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
60851C 10 7
(CUSIP Number of Class of Securities)

Joseph D. Keegan, Ph.D.
President and Chief Executive Officer
Molecular Devices Corporation
1311 Orleans Drive
Sunnyvale, CA 94089
(408) 747-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Suzanne Sawochka Hooper, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of an email sent to employees of Molecular Devices Corporation (the “Company”) on January 29, 2007, as well as a copy of the slides first presented at a meeting of the Company’s employees held on January 29, 2007.

As you can see from the attached press release, today we announced that we have signed a definitive agreement in which MDC will become part of MDS Inc., a premier global life sciences company headquartered in the Toronto area. The Boards of both companies have unanimously approved this merger agreement.
This is a significant move for us. As CEO and President of MDC for the past ten years, we have built a great company. We have grown through development of innovative products and expansion of our direct sales and service organizations throughout the world. Through acquisitions of complementary businesses, we have expanded product lines and added talented people from LJL, UIC, Axon and most recently Arcturus. We are known as a product leader in life sciences research. It is our belief that by joining forces with MDS the combined organization can achieve even greater results for our customers and employees.
MDS Inc. is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and diagnosis and treatment of disease. MDS has three core businesses – MDS Pharma Services, MDS Nordion and MDS Sciex – leaders in pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.
MDS Sciex, one of the three businesses, is a global supplier of analytical instruments and new technologies for drug discovery and development, environmental protection and industrial applications. MDC will become part of the MDS Sciex organization. The integration of our two companies makes us an even stronger business unit with over 1100 employees on five continents. We think this provides exciting opportunities for our employees and greater solutions and support to our customers.
Over the next few days and weeks you will hear a lot more about the vision and plans for the integration of our two companies. Employee meetings have been scheduled to discuss the integration process and answer questions.
Today we will hold meetings in Sunnyvale and Union City with conferencing available to field locations. Tomorrow, we will hold an all-hands meeting at the Marriott Hotel in Santa Clara at 9:30 am to hear from MDS Inc., President and CEO, Stephen DeFalco, and President of MDS Sciex, Andy Boorn. They will discuss their vision for the future of our combined organizations and plans for integration. Finally, we will be setting up meetings in our other locations in Europe Asia so that you will have an opportunity to hear directly about this exciting new opportunity. Details for the meetings are listed below.
We anticipate that the deal will close in the second quarter of 2007. While we work through the integration process, we will continue to operate normally. We will continue with our product development efforts, sales and marketing activities, and manufacturing expansion. We will complete our performance reviews, implement salary increases and award bonuses in the normal course.
I am enormously proud of what we have accomplished together. I am confident that an exciting future and new opportunities exist for MDC employees in this new organization.
Joe Keegan
Sunnyvale Office Employees – January 29
Joe Keegan will hold a meeting to discuss the acquisition today, January 29, at 10:00 AM PT / 1:00 PM ET in the Olympus Room located in the Orleans building.
For those who are not able to attend in person, please find the conference bridge listed below:
Audio dial in: [Telephone numbers]
Lunch will be provided after the meeting in the Crossman building cafeteria.

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Union City Office Employees – January 29
Joe Keegan will hold a meeting in Union City today, January 29, at 1:30 PM PT in the Cole room.
Lunch will be provided before the meeting beginning 12:00 PM in the cafeteria of the Union City office.
All California Employees – January 30
Stephen DeFalco and Andy Boorn will hold a meeting to introduce employees to the MDS organization on Tuesday, January 30, at the Marriott Santa Clara Hotel The meeting will begin promptly at 9:30 AM. Continental breakfast will be provided for those attending in person at 8:30 AM.
After the meeting, lunch will be provided, employees are not expected to return to work following lunch.
Buses will be available to leave from Union City at 7:45 am.
This meeting will also be available to those offsite or who cannot attend via audio and webcast, see attached details.
Transportation Details:
The Marriott Santa Clara hotel is located at 2700 Mission College Blvd, Santa Clara 95054. I have attached directions from both the Sunnyvale office and the Union City office.
For those of you who will need transportation to the meeting from the Sunnyvale OR Union City Office please contact Mariah Salvi at ext. 3536.
Audio / Webcasting Details:
Audio:
Domestic: [Telephone number]
Int’l: [Telephone number]
Please call in 5-10 minutes prior to the scheduled start time.
Webcast:
Please see Webcast instruction sheet attached.
Downingtown Office Employees: February 2
11:00 am
Andy Boorn and Suzanne Wolfe will hold a meeting at the Downingtown site to introduce employees to MDS. Lunch will be provided following the meeting.

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Additional Information About This Transaction and Where to Find It
This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Molecular Devices. Stockholders of Molecular Devices are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, MDS will file tender offer materials with the U.S. Securities and Exchange Commission, and Molecular Devices will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Molecular Devices at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from MDS by mailing requests for such materials to: MDS Inc., 2700 Matheson Blvd. East, Suite 300, West Tower, Mississauga, Ontario L4W 4V9, Attention: Corporate Secretary.
In addition to the Offer to Purchase, related Letter of Transmittal and other documents relating to the tender offer, as well as the Solicitation/Recommendation Statement, MDS and Molecular Devices file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by MDS or Molecular Devices at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the U.S. Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. MDS’s and Molecular Devices’ filings with the U.S. Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov/.
Interests of Certain Persons in the Offer and the Merger
MDS will be, and certain other persons may be, soliciting Molecular Devices stockholders to tender their shares into the tender offer. The directors and executive officers of MDS and the directors and executive officers of Molecular Devices may be deemed to be participants in MDS’s solicitation of Molecular Devices’ stockholders to tender their shares into the tender offer.
[End of email]

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Molecular Devices

Employee Communication Meeting

CONFIDENTIAL

JOSEPH KEEGAN, CEO

Monday, January 29, 2007

Employee Communication Meeting JOSEPH KEEGAN, CEO Monday, January 29, 2007

Announced today that MDC will join MDS Inc. MDS will acquire MDC for $615M MDS will acquire all common shares of MDC for $35.50/share Definitive agreement unanimously approved by the Boards of both companies Transaction subject to regulatory and other closing conditions Expect deal to close in the second quarter of 2007 Announcement +

About MDS, Inc.

MDS
Science advancing health
MDS
Pharma Services
MDS
Nordion
MDS
Sciex

Molecular Devices
CONFIDENTIAL
3

About MDS, Inc. Global life sciences company that provides products and services for the development of drugs and diagnosis and treatment of disease Three core businesses

MDS Inc. ~$1B in revenues 5,600 employees Broad global reach Operations in 28 countries Distribution in 89 countries Traded on TSX and NYSE Headquartered in Toronto, Canada Led by Stephen P. DeFalco, President and CEO

MDS Sciex World leader in scientific instrumentation Headquartered in Concord, Ontario Led by Andy Boorn, President MDC will become part of this business unit Together 1100 employees on five continents

Why this makes sense By joining forces with MDS, we believe the combined organization can achieve even greater results for customers and employees For our customers it provides increased presence and a broader array of complementary products and services For our employees it provides development and career opportunities available in larger organization

Next Steps Employee Meeting - Tuesday, January 30, Marriott Hotel, Santa Clara - 9:30 am Stephen DeFalco and Andy Boorn will discuss their vision for the combined company and integration plans Employee Meetings scheduled at MDC sites around the world over the next several weeks Transition team with leadership from both companies will work on an integration plan Business as usual Carry on with what you're doing - it is business as usual Complete performance reviews, salary increases and bonuses

Additional Transaction Information